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October 14, 2004

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:     OLYMPIC STEEL, INC.
        FORM S-3 FILED ON AUGUST 27, 2004
        FILE NO. 333-118629

Ladies and Gentlemen:


     Olympic Steel, Inc., an Ohio corporation (the "Company"), hereby submits this application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-3, File No. 333-118629, originally filed with the Securities and Exchange Commission on August 27, 2004 (the "Registration Statement"). The Company is withdrawing its Registration Statement because it no longer intends to conduct the offering of shares of common stock contemplated in the Registration Statement. Due to current market conditions, the Company has determined that it is not in the best interests of the Company to proceed with the registration of the Company's common stock at this time. No securities have been sold under the Registration Statement. Accordingly, the Company requests that an order granting withdrawal of the Registration Statement be issued as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (216) 292-3974, and to Michael A. Ellis, Esq. of Kahn Kleinman, L.P.A. via facsimile at (216) 623-4912.

     The Company also requests in accordance with Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions with respect to this letter, please call either Mr. Ellis at (216) 736-3348 or the undersigned at (216) 292-3800.

                                    Very truly yours,

                                    OLYMPIC STEEL, INC.
                                    By:   /s/ Michael D. Siegal
                                        ------------------------------
                                    Name: Michael D. Siegal
                                    Title: Chairman and Chief Executive Officer




cc:      Marc H. Morgenstern, Esq.
         R. Cabell Morris, Jr., Esq.